# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UWM Holdings Corp, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 04/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001731122-25-000498
Filed by CIK 0002041347

## Reporting persons
- Garvin Family Sports, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); sole voting power 723,518; shared voting power 0; sole dispositive power 723,518; shared dispositive power 0; aggregate amount beneficially owned 723,518 (0.41% of the class)

## Item 1. Issuer
Name of issuer: UWM Holdings Corp
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, MI 48341

## Item 2. Person Filing
Name of person filing: Garvin Family Sports, L.L.C.
Address of principal business office or, if none, residence:
10220 South 51st Street,
Phoenix, AZ 85044
Citizenship: Arizona

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Percent of class: 0.41
Sole power to vote or to direct the vote: 723,518
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 723,518
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
None

## Signatures
- Garvin Family Sports, L.L.C.: /s/ Sam Garvin, Sam Garvin, Managing Member (04/04/2025)